

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 14, 2013

Via E-mail
Mr. Paul M. Feeney
Chief Financial Officer
AEP Industries, Inc.
125 Phillips Avenue
South Hackensack, New Jersey 07606

  RE: AEP Industries, Inc.
     Form 10-K for the Year Ended October 31, 2012
     Filed January 22, 2013
     File No. 1-35117

Dear Mr. Feeney:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Business, page 4</u>

1. Item 101(b) of Regulation S-K requires that the Business section of your disclosure include a discussion of revenues from external customers, a measure of profit or loss and total assets for each segment over the last three fiscal years, or a cross-reference between the financial statements and the Business section. We note that the Business section does not contain such disclosure for your single segment, and that the financial statements do not include a cross-reference. Please include this disclosure or an appropriate cross-reference in future filings.

<u>Management's Discussion and Analysis of Financial Condition and Results…, page 28</u>

<u>Contractual Obligations and Commercial Commitments, page 37</u>

2. We note your discussion of the 66,000 performance units expected to vest during fiscal 2013 in the fourth paragraph on page 38. If material, please discuss the expected amount of cash that will be used settling these units.

<u>Quantitative and Qualitative Disclosures about Market Risk, page 41</u>

3. Please refer to Item 305(a) of Regulation S-K, which requires quantitative disclosure of your exposure to various forms of market risk. Please include the quantitative disclosure mandated by Item 305(a) in future filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

-   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

-   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Leland Benton, Staff Attorney at (202) 551-3791 or Jay Ingram, Legal Branch Chief at (202) 551-3397, if you have any questions.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief